Exhibit 12.1

The St. Joe Company and Subsidiaries

Ratio/Deficiency of Earnings to Fixed Charges

Continuing Operations

(Dollars in thousands)

	Years Ended
	2012	2011	2010	2009	2008
EARNINGS:
Income (loss) from operations before equity in loss from unconsolidated affiliates and income taxes	$6,423	$(385,873)	$(55,446)	$(205,140)	$(62,196)
Plus: Fixed charges	2,838	5,120	9,863	2,100	7,391
Less: Capitalized interest	—	(243)	(245)	(44)	(1,582)

Total Earnings (A)	9,261	(380,996)	(45,828)	(203,084)	(56,387)

FIXED CHARGES:
Interest expensed	$2,820	$3,921	$8,612	$1,157	$4,483
Interest capitalized	—	243	245	44	1,582
Amortization of debt issuance costs	—	578	646	485	840
Interest expense in rental expense	18	378	360	414	486

Total fixed charges (B)	2,838	5,120	9,863	2,100	7,391

RATIO (DEFICIENCY) OF EARNINGS TO FIXED CHARGES	3.26	$(386,116)	$(55,691)	$(205,184)	$(63,778)